SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Introduction	Free translation of the original
Important Notice	Valuation Report in Portuguese

Bradesco BBI S.A. (“BBI” ) was engaged by Braskem S.A. (“Braskem”) in order to prepare an independent valuation report (“Valuation Report”) of the following assets: Braskem and Petroquímica Triunfo S.A. (“Triunfo”, and together with Braskem hereinafter referred to as “Companies”) related to a possible incorporation of Triunfo by Braskem (“Transaction”), under the terms of article 227 of Law nº 6404 of December 15th, 1976, as amended (“Brazilian Corporation Law”) and other laws and applicable rules. The information below is relevant and should be carefully and fully observed:

• This Valuation Report can only be used under the terms of the Brazilian Corporation Law, of the Brazilian Securities Exchange Commission (“Comissão de Valores Mobiliários” or “CVM”) instructions or of other applicable rules in order to provide subsides to be used in the Operation and must only be used by Braskem management, your Board of Directors and your General Meeting of Shareholders under the scope of the Transaction, and shall not be used or used as reference by any person to whom this Valuation Report was not directly destined, as referred above, or for any purpose other than those described herein

• The base date of this Valuation Report is December 31st 2008; this Valuation Report is based on (collectively denominated “Information”):
(i) public information, financial surveys analyses and research, as well as financial, economic and market criteria that we considered relevant
(ii) analysis of the consolidated financial reports: (a) of Braskem, which also includes Companhia Petroquímica do Sul S.A. (“Copesul”), iQ Soluções & Química S.A., previously denominated Ipiranga Química S.A. (“quantiQ”), Ipiranga Petroquímica S.A. (“IPQ”), Petroquímica Paulínia S.A. (“PPSA”), audited by KPMG Auditores Independentes (“KPMG”) for the years ended on December 31st 2006, 2007 and 2008; (b) quantiQ, audited by PricewaterhouseCoopers for the years ended on December 31st 2006, 2007 and 2008 and (c) of Triunfo, audited by KPMG Auditores Independentes for the years ended on December 31st 2006, 2007 and 2008
(iii) analysis of other information provided by Braskem, including the report prepared by Chemical Market Associates, Inc. (“CMAI”) with prices projections for the main products and raw materials commercialized by Braskem
(iv) verification on the Information’s consistency and discussions with the management of Braskem about the business outlooks for the Companies

• The Valuation Report did not include an independent verification of the data and the Information and we have assumed that all Information used in this Valuation Report is true, precise and complete in all the relevant matters, so this Valuation Report does not count as an audit according to the generally accepted accounting principles. No relevant information related to our scope of work was kept undisclosed to us. As for the portion of Information that embodies projections or estimates of future events, we have assumed that such Information reflects the best estimates currently available about the Companies’ future performance. Also, regarding our review of the Information, we have analyzed its consistency, but we have not independently checked any part of the Information, or conducted any investigation or evaluation of any of the Companies’ assets or liabilities (contingent or not), and we have not received any report on the subject. Although the analyses and results presented herein are based in future projections, this Valuation Report is not indicative, in any level or form, of any real future results which can be higher or lower from those presented herein. We were also not asked to conduct (and we did not conduct any) physical inspections of the Companies’ properties or facilities. Finally, we have not evaluated the Companies’ solvency or fair value considering the laws regarding bankruptcy, insolvency or of similar effect

• As a result of the limitations mentioned above, we do not nor will make any expressed or implicit representation or declaration in relation with the truthfulness or integrity of any Information used in the preparation of this Valuation Report. Should any of the assumptions related above not be confirmed, or if anyhow, the Information proves incorrect, incomplete or inaccurate, our conclusions might differ materially

2	Strictly Private and Confidential

Introduction	Free translation of the original
Important Notice	Valuation Report in Portuguese

• The preparation of a financial analysis is a complex process which involves several definitions related to the more appropriate and relevant financial analysis methodologies as well as to the application of such methodologies. We reached a final conclusion based on the results of the analysis made, considered as a whole, and we did not reach conclusions based on, or related to, any of the factors or methods of our analysis taken separately. Consequently, we believe our analysis must be considered as a whole and that any selection of parts of our analysis and specific factors, without considering our analysis and our conclusions as a whole, may result in an incomplete or incorrect understanding of the processes used for the purpose of our analyses and conclusions

• This Valuation Report only indicates an estimate, following our own criteria, of the value derived from the application of the valuation methodologies (i) discounted free cash flow and (ii) comparable precedent transactions multiples, selected based on the level of information obtained. These methodologies are commonly used in financial valuations of companies, even in operations involving public companies, and does not analyze any other aspect or implication of the Transaction or any future contract or agreement reached in relation to the Transaction. We do not express any opinion related to the issuance price of the shares to be issued as a result of the Transaction or the value at which the shares of the Companies will be traded in the stock market at any time. Additionally, this Valuation Report is not and should not be used as (i) as a fairness opinion regarding the Transaction or (ii) a recommendation regarding any aspect of the Transaction. In addition, this Valuation Report does not discuss the strategic and commercial merit s of the Transaction or of the strategic decision that have led to the Transaction. The results presented in this Valuation Report relate solely to the Transaction and are not to be used or relied upon on the context of any transaction, current or future, regarding the Companies, the economic group they are part of, or the sector in which they operate

• Our Valuation Report is necessarily based on Information that was provided to us on this date and considering market, economic and other conditions as they present themselves and as they may be assessed as of this date. Although future events and other developments may affect the conclusions presented in this Valuation Report, we do not have any obligation to update, review, rectify or revoke this Valuation Report, in whole or in part, as a result of any future development or for any reason whatsoever

• This Valuation Report is exclusively addressed to Braskem and it is not intended to the commercial decision of the Companies in doing the Transaction nor as a recommendation to any shareholder or member of board of directors of the Companies on how to act or/and vote in any matter related to the Transaction. Each shareholder should take their own conclusions in respect of the convenience and acceptance of the Transaction

• Our analyses does not differentiate classes or types of shares of each Companies, when and if applicable, and does not include operating, fiscal or any other nature of benefits or losses, including any eventual goodwill, or any synergy, incremental value and/or costs, in case they exist, resulting from the conclusion of the Transaction, should it occur, or any other operation. The valuation also does not take into consideration eventual operating and financial benefits or losses that may occur after the conclusion of the Transaction as a result of commercial changes in the existing businesses

• Braskem and its management did not (i) interfere with, limit or difficult, in any manner whatsoever, our access, utilization or knowledge of working information, documents or methodologies relevant to the quality of the analysis presented in this Valuation Report, (ii) determine the methodologies used in the preparation of this Valuation Report, or (iii) restrict, in any manner whatsoever, our capacity to determine the conclusions presented in an independent manner in this Valuation Report

3	Strictly Private and Confidential

Introduction	Free translation of the original
Important Notice	Valuation Report in Portuguese

• We provided, from time to time, in the past, investment banking, financial and banking services in general and other financial services to the Companies, for which we have been remunerated, and we may in the future provide such services to the Companies, for which we expect to be remunerated. We and our affiliates provide a variety of financial services and other services related to securities, brokerage and investment banking. In the course of these activities, we may acquire, hold or sell, acting for our proprietary interest and for the interests of our clients, shares, debt instruments and other securities and financial instruments (including bank loans and other obligations) of the Companies, as well as provide investment banking services and other financial services to these Companies, their controllers or controlled companies. Additionally, the professionals involved with securities research and other divisions of Bradesco Organization may base their analyses and publications on different operational and market assumptions, and in different analyses methodologies when compared with those employed in the preparation of this Valuation Report. Consequently, the research reports and other publication prepared by them may include results and conclusions different from those presented herein, considering that these analyses and the valuation reports were prepared by independent analysts without any connection with the professionals which participated in the preparation if this Valuation Report. We adopt policies and procedures to preserve the independence of our securities analysts, which may have different perceptions than those of our investment banking department. We also adopt policies and procedures to preserve the independence between our investment banking department and the other areas and departments of BBI and other companies of the Bradesco Organization including, but not limited to, the asset management department, proprietary stocks, debt instruments, securities and other financial instruments trading desks

• We did not provide accounting, auditing, legal, tax or fiscal services related to this Valuation Report

• This Valuation Report was prepared in Portuguese and English, but the Portuguese version shall always prevail. BBI does not assume any obligation and/or responsibility for updating, revising, or reassuring the result of this Valuation Report based on circumstances, development and/or events occurring after the date of its completion

• The financial calculations presented in this Valuation Report might not always lead to precise results as a consequence of rounded numbers

São Paulo, March 31st 2009

Signatures:

4	Strictly Private and Confidential

Content	Free translation of the original
Valuation Report in Portuguese

5	Strictly Private and Confidential

Executive Summary	Free translation of the original
Valuation Report Considerations	Valuation Report in Portuguese

• Braskem, Petrobras S.A. (“Petrobras”), Petrobras Química S.A. (“Petroquisa”) and Odebrecht S.A. signed an agreement in 2007 to consolidate the Brazilian chemical industry by integrating petrochemical assets into Braskem

• The following assets of Petrobras and Petroquisa were part of the agreement: Companhia Petroquímica do Sul (“Copesul”), Ipiranga Química, currently denominated iQ Soluções & Química (“quantiQ”), Ipiranga Petroquímica (“IPQ”), Petroquímica Paulínia (“PPSA”) and Triunfo; with the exception of Triunfo, the other interests were incorporated by Braskem in September 2008

• Due to the operational differences, the petrochemical assets consolidated into Braskem (Copesul, IPQ, PPSA and Braskem, jointly denominated “Braskem Operational”) and the commercial operation of wholesale distribution of chemicals explored by quantiQ will be valuated separately; the sum of the values of Braskem Operational and quantiQ results in the value of Braskem

• The discounted cash flow methodology (“DCF”) was applied to value Braskem Operational and Triunfo; quantiQ was valued using multiples of precedent transactions and comparable companies (“EBITDA Multiples”)

• The DCF allows the analysis of the operational future results of Braskem Operational and Triunfo, and is the most appropriate methodology to determine the range of economic value for Braskem Operational and Triunfo. The DCF took into account the following items:

     • Operational forecasts prepared by Braskem

     • Projection period from 12/31/2008 to 12/31/2018

     • Macroeconomic projections from the Economic Research Department (“DEPEC”) of Bradesco as of 03/23/2009

     • US$ nominal discount rate of 11.69% for Braskem and 12.12% for Triunfo

     • Terminal value of Braskem Operational and Triunfo considering a nominal perpetuity growth in dollars of 2.5%

     • Industry studies, including CMAI report with the price projections of essential petrochemicals and products commercialized by the Companies and market information about comparable companies

• In this report, BBI presents the valuation of the existing operations of Braskem and Triunfo, under the terms of CVM Instruction 319/99

7	Strictly Private and Confidential

Executive Summary	Free translation of the original
Valuation Summary	Valuation Report in Portuguese

• The enterprise value of Braskem is in the range of R$ 17,155 million and R$ 18,972 million; considering the net debt and equivalents as of 12/31/2008, the value of equity (“Equity Value”) is in the range of R$ 8,584 million and R$ 9,488 million

• The enterprise value of Triunfo is in the range of R$ 266 million and R$ 294 million; considering the net debt and equivalents as of 12/31/2008, the value of equity (“Equity Value”) is in the range of R$ 225 million and R$ 249 million

Company	Valuation Methodology	WACC (US$ nominal)	Enterprise Value (R$ million)[2]	Equity Value (R$ million)[2]	# Shares[4] (in million)	Share Price (R$)

Braskem Operational [1]	Discounted Cash Flow	11.69%	16,844 – 18,617	-	-	-

quantiQ	EBITDA Multiples	-	310 – 355	-	-	-

	Sum of the Parts [3]	-	17,155 – 18,972	8,584 – 9,488	507.5	16.91 – 18.69

	Discounted Cash Flow	12.12%	266 – 294	225 – 249	63.6	3.54 – 3.92

Notes:	(1) Does not include quantiQ
(2) Range based on a 5% above and below the valuation average point, except quantiQ (see page 26)
(3) Braskem Operational plus quantiQ
(4) Information obtained from Braskem and Triunfo financial results at 12/31/2008

8	Strictly Private and Confidential

BBI Information	Free translation of the original
Credentials	Valuation Report in Portuguese

• BBI presents below its qualifications as financial advisor in merger, acquisition and tender offer transactions in the Brazilian market:

Year	Client	Country	Counterpart	Transaction	Industry

2009	Agra	Brazil	Abyara	Acquisition of a majority stake	Real state

2008	FIP Multi Setorial Plus	Brazil	Haztec	Acquisition of a minority stake	Environmental consulting

2008	Bertin	Brazil	Leco / Vigor	Tender Offer	Food

2008	Alesat	Brazil	Repsol Brasil	Acquisition of the company	Oil and gas

2008	Banco Bradesco S.A.	Brazil	Ágora Corretora de Valores Mobiliários	Acquisition of a majority stake	Financial services

2008	Alesat	Brazil	Polipetro	Acquisition of the company	Oil and gas

2008	Odebrecht Engenharia Ambiental	Brazil	Citágua - Águas de Cachoeiro S.A.	Acquisition of the company	Water and sewage

2008	Bovespa	Brazil	BM&F	Merger	Financial services

2008	American Banknote S.A.	Brazil	Interprint Ltda.	Acquisition of a majority stake	Financial services and printing

2008	AMC Têxtil Ltda	Brazil	Grupo TF Modas	Acquisition of the company	Textiles and luxury brands

2008	Odebrecht Engenharia Ambiental	Brazil	ECOSAMA	Acquisition of the company	Water and sewage

2008	Banco Bradesco S.A.	Brazil	Mediservice	Acquisition of a majority stake	Healthcare

2008	BR Petrobras	Brazil	Suzano Petroquímica S.A.	Tender Offer	Petrochemicals

2007	Ultrapar S.A.	Brazil	RIPI	Tender Offer	Petrochemicals

2007	Ultrapar S.A.	Brazil	Petróleo Ipiranga	Tender Offer	Petrochemicals

2007	Ultrapar S.A.	Brazil	DPPI	Tender Offer	Petrochemicals

2007	Brascan Shopping Center	Brazil	Grupo Victor Malzoni	Acquisition of a majority stake	Real state

2007	Cia Melhoramentos S.A.	Brazil	CCDI Camargo Correa	Acquisition of real state assets	Real state

2007	Controlling Shareholders	Brazil	Serasa	Sale of the company	Financial services

2007	CPM S.A.	Brazil	Braxis S.A.	Merger	IT

2007	Louis Dreyfus Commodities S.A.	Brazil	Grupo Tavares de Melo	Acquisition of sugar and ethanol business	Agribusiness

10	Strictly Private and Confidential

BBI Information	Free translation of the original
Qualification of the Professionals Responsible for this Valuation Report	Valuation Report in Portuguese

Bruno Boetger Managing Director
Mr. Bruno Boetger joined Bradesco BBI in 2007 and is a managing director in BBI’s Investment Banking, where he is responsible for the oil and gas, steel and mining and chemical products sectors. Bruno has 13 years of Investment Banking experience, primarily in M&A. Between 2005 and 2006, Bruno used to be Head of M&A for Latin America at Citigroup in New York. He was also an Investment Banker at Salomon Smith Barney. He has a BA in Business from Fundação Getulio Vargas and MBA from Cornell University

Jaime Cardoso Superintendent, M&A M&A
Mr. Jaime Cardoso joined Bradesco BBI in April 2008. Previously, he worked at Citigroup Global Markets Inc. since August 2000, where he was vice president and then director of M&A. He was responsible for origination and execution of transactions in Latin America including Brazil. Coordinated advice to various industries and sectors, including industry, consumer, retail, energy, telecommunications and industrial. He worked at Salomon Smith Barney, where he executed multiple transactions of M&A, IPO and structuring of debts. Other experiences include working as an economist at the IMF

Antonio Rogério Ferreira Superintendent, M&A
Mr. Antonio Rogério is a Vice President at Bradesco BBI, where he is responsible for mergers, acquisitions, and corporate restructurings transactions. Mr. Ferreira joined Bradesco in 2003, his transactions included deals in the petrochemical, oil & gas, infrastructure, media, textile, pharmaceutical and agribusiness sectors. Rogério worked at the BBVA, Gerdau, KPMG and at Century. During this 15-year period, Rogério performed feasibility studies and valuation models. Additionally, he also worked as an advisor in the privatization program in the energy sector (CESP, Elektro, Tietê and Paranapanema), in the banking sector (BANEB), and in the water and sewage sector (Cosama). He has a BS in Mechanical Engineering – FAAP and MBA emphasis in Finance - USP

Henrique Cantagesso Analyst
Mr. Henrique Cantagesso is an Analyst in the Bradesco BBI investment banking division, where he executes M&A, equity and project finance transactions. Mr. Cantagesso joined Bradesco in 2006. Mr. Cantagesso main deals include two M&A transaction and a project finance structure in sewage service sector. Currently, he is working in another M&A in the petrochemical sector. He has a BA in Business from Fundação Getulio Vargas

11	Strictly Private and Confidential

BBI Information	Free translation of the original
BBI´s Statement	Valuation Report in Portuguese

Under the terms of CVM Instruction N° 319 as of December 03rd 1999, BBI makes the following statements:

• We do not hold or has under management any kind of participation in the Companies

• We do not own any direct or indirect interest in the Companies or in the Transaction which may constitute a conflict of interest or which reduces our independence in preparing this Valuation Report

• The controlling shareholders or the management of the Companies did not interfere with, limit or difficult, in any manner whatsoever, our access, utilization or knowledge of working information, goods, documents or methodologies relevant to the quality of the respective conclusions

• The internal process of BBI to approve a valuation report involves the following steps:

(i) discussion among the members of the team involved in the Transaction over the methodology and assumptions to be adopted in the valuation of the Companies

(ii) after the report preparation and revision by the team involved in the Transaction, it is submitted to an internal committee for a revision and approval; this committee is formed by at least two investment bank directors and one representative of BBI legal department

12	Strictly Private and Confidential

Companies Description	Free translation of the original
Braskem S.A.	Valuation Report in Portuguese

Overview

• Braskem is the leading Latin American company in the thermoplastic resins market and the third largest petrochemical company in the Americas. Its production capacity is approximately 11 million tons per year across 18 industrial complexes

• Company operations are divided into three main units:

     • Basic Products: production, primarily, of ethylene and propylene (first generation petrochemicals)

     • Vinyls: production of PVC, Solvents, Soda and EDC

     • Polyolefin: production of polypropylene (“PP”) and polyethylene (“PE”)

Financial Highlights

R$ million	2006	2007 [1]	2008 [1]

Net Revenues	16,969	17,642	17,960
Growth %		4.0%	1.8%

EBITDA	3,023	2,896	2,418
EBITDA Margin %	17.8%	16.4%	13.5%

Net Income	117	622	(2,492)
Net Margin %	0.7%	3.5%	n.a

Total Assets	16,304	20,781	22,702
Shareholders Equity	4,312	5,679	3,680
Net (Cash) Debt and Equivalents	4,769	6,123	9,027

Source: Consolidated financial annual reports of Braskem

Notes:	(1) Consolidated financial annual reports of Braskem, including IPQ, quantiQ, PPSA and Copesul
(2) Controlling shareholders
(3) Does not include condensate processing and quantiQ sales
(4) BTX - Benzene, Toluene, Ortoxylene and Paraxylene
Source: Braskem S.A.

14	Strictly Private and Confidential

Companies Description	Free translation of the original
quantiQ	Valuation Report in Portuguese

Overview

• quantiQ was founded in 1991 as part of the group Empresas Petróleo Ipiranga

• quantiQ is the leading company in the distribution of chemical and petrochemical products in Brazil

• The logistics structure of quantiQ is comprised of eight Distribution Centers in the states of São Paulo, Rio Grande do Sul, Paraná, Rio de Janeiro, Bahia and Pernambuco

• Company operations are divided into three main units:

     • Lifescience: distribution of special chemicals to cosmetics, pharmaceutical, human and animal nutrition industries

     • Chemicals: distribution of oils, solvents, intermediary chemicals, additives for lubricants, polymers and special chemicals

     • Products and Services: storage and handling of chemical and petrochemical materials, blending, logistics for supply and distribution, laboratory analysis and application of products, environmental services and recovery of solvents

• Braskem holds, direct or indirectly, 100% of quantiQ

Financial Highlights

R$ Million	2006	2007	2008

Net Revenues	450	500	602
Growth %	-	11.1%	20.4%

EBITDA	23	19	44
EBITDA Margin %	5.1%	3.8%	7.4%

Net Income	211	229	361
Net Margin %	46.9%	45.8%	60.0%

Total Assets	774	1,007	216
Shareholders Equity	589	818	96
Net (Cash) Debt	105	83	7

Source: Consolidated financial annual reports of quantiQ

Source: quantiQ

15	Strictly Private and Confidential

Companies Description	Free translation of the original
Petroquímica Triunfo S.A.	Valuation Report in Portuguese

Overview

• Petroquímica Triunfo was created in 1979 and it is located at the Pólo Petroquímico de Triunfo in the state of Rio Grande do Sul

• The industrial plant consists of two units with polyolefins, EVA and petrochemical products and has an installed capacity of approximately 160 thousand tons per year

• Since 2004 Triunfo has been under Petroquisa’s (that belongs to Petrobras Group) control and has the private company Petroplastic Ltda. as a shareholder

• Triunfo concentrates the majority of its sales to the transformation industry in the domestic market while the rest is exported to Mercosul and other countries

Financial Highlights

R$ Million	2006	2007	2008

Net Revenues	502	559	582
Growth %		11.2%	4.2%

EBITDA	33	75	70
EBITDA Margin %	6.6%	13.4%	12.0%

Net Income	38	50	35
Net Margin %	7.5%	8.9%	6.0%

Total Assets	167	187	213
Shareholders Equity	82	82	118
Net (Cash) Debt and Equivalents	14	15	43

Source: Consolidated financial annual reports of Triunfo

Note:	(1) Does not consider treasury shares (0.34% of the total)
Source: Triunfo

16	Strictly Private and Confidential

Valuation Methodologies	Free translation of the original
DCF (Braskem Operational and Triunfo) and EBITDA Multiples (quantiQ)	Valuation Report in Portuguese

Discounted Cash Flow and EBITDA Multiples

Braskem Operational (DCF) and quantiQ Soluções & Química (Multiples)

Discounted Cash Flow

Triunfo

Note: (1) Does not include quantiQ

18	Strictly Private and Confidential

Discounted Cash Flow	Free translation of the original
Valuation Macroeconomics Assumptions	Valuation Report in Portuguese

Macroeconomics Projections

	2006	2007	2008	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

Exchange Rate

US$ End of Period	2.15	1.77	2.34	2.20	2.10	2.20	2.26	2.31	2.37	2.42	2.47	2.52	2.55

US$ Average of Period	2.18	1.95	1.87	2.33	2.15	2.15	2.23	2.29	2.35	2.40	2.44	2.49	2.54

Inflation Rate

IPCA	3.1%	4.5%	5.9%	4.0%	4.5%	4.0%	4.0%	4.0%	4.0%	3.5%	3.5%	3.5%	3.5%

IGP-M	3.8%	7.7%	9.8%	2.5%	4.5%	4.4%	4.0%	3.8%	3.8%	3.5%	3.5%	3.5%	3.5%

CPI	2.6%	4.1%	0.8%	-1.0%	2.5%	3.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

GDP

Real Growth (%)	3.7%	5.7%	5.1%	0.6%	3.5%	3.1%	3.8%	4.3%	4.5%	4.5%	4.5%	4.5%	4.5%

Source: Bradesco’s DEPEC projections as of 03/23/2009

19	Strictly Private and Confidential

Braskem Operational Valuation	Free translation of the original
Sales Volume and Average Price	Valuation Report in Portuguese

Assumptions

• Did not consider, conservatively, production capacity expansions

• Domestic Market:

     • Polyolefins and PVC: projected sales volume based on the elasticity between the demand growth for resins and national GDP growth (Average of the 15 last years)

     • Vinyls (excludes PVC) and Basic Products: maintenance of the volume sold in 2008, considering the installed capacity and its utilization rate

• External Market: difference between the production and volume sold in the domestic market, if any

Assumptions

• Domestic market:

     • Polyolefins and PVC: prices calculated based on the CMAI projected data by product in the international market, adjusted by the historical performance of the domestic market, taking into account factors such as freight, insurance, service margin among others

     • Vinyls (excludes PVC) and Basic Petrochemicals: Considers the price by products in accordance with CMAI projected data for the international market, adjusted by local price, which is based on the Braskem historical price

• External market: price calculation based on CMAI projected data, adjusted by the historical relationship between Braskem prices in the external market and the effective prices in the international market

Notes:	(1) Does not consider quantiQ
(2) Weighted average price among the internal and external markets

21	Strictly Private and Confidential

Braskem Operational Valuation	Free translation of the original
Net Revenue, COGS and EBITDA	Valuation Report in Portuguese

Assumptions

• Nafta average price (Braskem main raw material), was calculated based on CMAI projected data in the international market, adjusted by the price paid by Braskem and the effective average price in the international market

• Other production costs were projected based on Braskem’s historical data

• Sales expenses calculated as a percentage of the net revenue and based on Braskem historical data (2008)

• General and administrative expenses linked to the CPI

Notes:	(1) Does not consider quantiQ
(2) Does not include depreciation

22	Strictly Private and Confidential

Braskem Operational Valuation	Free translation of the original
Free Cash Flow	Valuation Report in Portuguese

FCF¹ (US$ million)
	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

EBIT	383.9	380.1	302.1	491.4	747.8	971.8	1,240.8	1,083.2	782.4	649.5
(-) Taxes[2] on EBIT	(69.7)	(69.0)	(54.9)	(89.2)	(135.8)	(231.3)	(394.8)	(368.3)	(266.0)	(220.8)
NOPLAT	314.2	311.0	247.3	402.1	612.0	740.5	845.9	714.9	516.4	428.6
(+) Depreciation / Amortization	620.8	655.7	694.0	733.5	773.7	700.5	661.2	704.5	749.0	794.6
Gross Cash Flow	935.0	966.8	941.3	1,135.6	1,385.7	1,441.0	1,507.1	1,419.4	1,265.3	1,223.2
(-) CAPEX[3]	(323.3)	(374.2)	(392.4)	(396.5)	(407.6)	(417.7)	(426.9)	(439.2)	(450.4)	(461.9)
(-) Working Capital[4]	(285.4)	367.2	102.1	(68.8)	(0.9)	(39.3)	42.9	8.0	14.4	34.4
(=) FCL - Free Cash Flow	326.4	959.7	651.1	670.3	977.2	984.0	1,123.1	988.2	829.3	795.7

FCF¹ (R$ million5)
	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

EBIT	895.9	815.5	650.8	1,096.7	1,711.8	2,279.5	2,974.6	2,648.3	1,950.8	1,647.0
(-) Taxes[2] on EBIT	(162.7)	(148.1)	(118.2)	(199.1)	(310.8)	(542.5)	(946.6)	(900.4)	(663.3)	(560.0)
NOPLAT	733.2	667.4	532.6	897.5	1,401.0	1,736.9	2,028.0	1,747.9	1,287.5	1,087.0
(+) Depreciation / Amortization	1,448.8	1,407.0	1,495.1	1,637.1	1,771.1	1,643.1	1,585.1	1,722.4	1,867.4	2,015.0
Gross Cash Flow	2,182.0	2,074.5	2,027.7	2,534.6	3,172.0	3,380.1	3,613.1	3,470.3	3,155.0	3,102.0
(-) CAPEX[3]	(754.4)	(803.0)	(845.2)	(885.0)	(933.0)	(979.7)	(1,023.4)	(1,073.7)	(1,123.0)	(1,171.3)
(-) Working Capital[4]	(665.9)	787.9	220.0	(153.5)	(2.0)	(92.2)	102.9	19.5	35.9	87.2
(=) FCL - Free Cash Flow	761.7	2,059.3	1,402.5	1,496.1	2,237.0	2,308.2	2,692.6	2,416.0	2,067.8	2,017.9

Notes:	(1) Does not consider quantiQ
(2) Consider credits and fiscal benefits for income tax until 2013 and, conservatively, the payment of 9.0% of CSLL during the whole projection period
(3) Investments in CAPEX projected based on information obtained from Braskem to meet maintenance expenditures and maintenance shutdowns
(4) Consider the average turnover of the main working capital accounts for the past years
(5) Figures converted to US dollar using the average exchange rate for each year and based on DEPEC’s projection (see page 19)

23	Strictly Private and Confidential

Braskem Operational Valuation	Free translation of the original
WACC Calculation	Valuation Report in Portuguese

WACC Calculation

		Comments

Risk Free Rate - Rf	3.01%	Equal to the average yield of the US Treasury 10 years bond between 09/23/2008 - 03/23/2009

Adjusted Beta - ß	1.29	Betas for comparables companies were delevered, resulting in an unlevered beta of 0.82, relevered based on the target capital structure

USA - Market Risk Premium (%) - MRP	5.50%	Average annual spread between the S&P 500 and US T-Bond (last 55 years)

Brazil Risk - Z	4.45%	Equal to the average of Brazil country risk premium based on Emerging Market Bond Index between 09/23/2008 - 03/23/2009

Equity Cost = Ke	14.58%	= Risk Free Rate + (Beta x USA - Mkt Risk Premium) + Country Risk

Debt Cost in US$	11.64%	Braskem cost of debt based on the average yield of its Bond issued in may/2008 between 09/23/2008 - 03/23/2009

Effective Tax Rate[1]	29.97%	Consider the credits and fiscal benefits for the IR tax up to 2013 and CSLL of 9.00%

Nominal Debt Cost = Kd X (1 - T)	8.15%	= Cost of Debt Net of IR/CS

Equity Value / Firm Value = E	55.00%	Target Structure informed by Braskem

Net Value / Firm Value = D	45.00%

Nominal WACC in US$	11.69%	= (E x Ke) + (D x (Kd x (1 - T))

Note:	(1) Consider the average tax paid by Braskem on the projection period (2009 – 2018)
Source: Bloomberg as of 03/23/2009 and Ibbotson

24	Strictly Private and Confidential

Braskem Operational Valuation	Free translation of the original
Braskem Operational Enterprise Value DCF Analysis	Valuation Report in Portuguese

Sensitivity Analysis¹ (US$ million)

Perpetuity Growth (g)		WACC Nominal in US$

		12.09%	11.89%	11.69%	11.49%	11.29%

	2.10%	7,189	7,321	7,459	7,603	7,753

	2.30%	7,244	7,380	7,522	7,669	7,823

	2.50%	7,302	7,442	7,587	7,738	7,896

	2.70%	7,363	7,506	7,655	7,810	7,973

	2.90%	7,426	7,573	7,726	7,886	8,053

Sensitivity Analysis 1 (R$ million 2)

Perpetuity Growth (g)		Nominal WACC in US$

		12.09%	11.89%	11.69%	11.49%	11.29%

	2.10%	16,800	17,110	17,433	17,769	18,118

	2.30%	16,930	17,248	17,579	17,923	18,282

	2.50%	17,066	17,391	17,731	18,084	18,453

	2.70%	17,207	17,541	17,890	18,253	18,633

	2.90%	17,355	17,698	18,056	18,430	18,820

Note:	(1) Does not consider quantiQ
(2) Exchange rate of R$ 2.34 per dollar as of 12/31/2008

25	Strictly Private and Confidential

quantiQ Valuation	Free translation of the original
quantiQ Enterprise Value by EBITDA Multiples	Valuation Report in Portuguese

Comparable Companies Multiples[1] (local currency in $ million)

Company	Country	Currency	Market Cap	Enterprise Value (EV)	EBITDA 2008	EV / EBITDA 2008

Genuine Parts	EUA	USD	4,825	5,326	889	6.0x

United Stationers	EUA	USD	650	1,302	236	5.5x

Pool Corp	EUA	USD	657	969	129	7.5x

Uni-Select	Canada	CAD	521	768	92	8.3x

Mean						6.8x

Comparable Transaction Multiples

Transaction Date	Target	Acquirer	Enterprise Value (EV) (US$ million)	EV / EBITDA LTM

Feb/2001	Ellis & Everard	Koninklijke Vopak	443	6.1x

Apr/2001	Int´l Mueller Chemical	NIB Capital Private Equity	173	8.8x

Apr/2007	Chemcentral Corporation	Univar USA, Inc	650	9.3x

Mean				8.1x

Valuation Summary (R$ million)

Valuation by EBITDA Multiples

EBITDA 2008 – quantiQ	44.3

Range of Multiples	7.0x	8.0x

Enterprise Value	310.4	354.8

Notes:	(1) Bloomberg as of 03/25/2009
(2) LTM = Last twelve months
Source: Bloomberg and Braskem

26	Strictly Private and Confidential

Braskem Valuation	Free translation of the original
Braskem Valuation (Braskem Operational and quantiQ)	Valuation Report in Portuguese

DCF Valuation Summary (US$ million)

	Min.	Average Point	Max.

Braskem Operational ¹	7,207.6	7,587.0	7,966.3
(+) quantiQ	132.8	142.3	151.8

`= Enterprise Value	7,340.4	7,729.3	8,118.1

(-) Net Debt (12/31/2008)[2]		3,862.8
Equity Value ¹	3,673.1	3,866.5	4,059.8
Shares Outstanding (million)	507.5	507.5	507.5

Price per Share (US$)	7.24	7.62	8.00

Sensitivity Analysis 3 (US$ / share)

Perpetuity Growth (g)		Nominal WACC in US$

		12.09%	11.89%	11.69%	11.49%	11.29%

	2.10%	6.83	7.09	7.37	7.65	7.94

	2.30%	6.94	7.21	7.49	7.78	8.08

	2.50%	7.06	7.33	7.62	7.92	8.23

	2.70%	7.18	7.46	7.75	8.06	8.38

	2.90%	7.30	7.59	7.89	8.21	8.54

DCF Valuation Summary (R$ million4)

	Min.	Average Point	Max.

Braskem Operational ¹	16,844.2	17,730.7	18,617.3
(+) quantiQ	310.4	332.6	354.8

`= Enterprise Value	17,154.6	18,063.3	18,972.0

(-) Net Debt (12/31/2008)[2]		9,027.4
Equity Value ¹	8,584.1	9,035.9	9,487.7
Shares Outstanding (million)	507.5	507.5	507.5

Price per Share (US$)	16.91	17.80	18.69

Sensitivity Analysis 3 (R$4 / share)

Perpetuity Growth (g)		Nominal WACC in US$

		12.09%	11.89%	11.69%	11.49%	11.29%

	2.10%	15.97	16.58	17.22	17.88	18.57

	2.30%	16.23	16.85	17.50	18.18	18.89

	2.50%	16.49	17.13	17.80	18.50	19.23

	2.70%	16.77	17.43	18.12	18.83	19.58

	2.90%	17.06	17.74	18.44	19.18	19.95

Notes:	(1) Range based on a 5% above and below the valuation average value, except quantiQ
(2) Consolidated net debt (Includes Braskem Operational and quantiQ)
(3) The WAAC and perpetuity growth variation only affected the value of Braskem Operational and not the fixed mid point of quantiQ valuation (obtained by EBITDA multiples)
(4) Exchange rate of R$ 2.34 per dollar as of 12/31/2008

27	Strictly Private and Confidential

Triunfo Valuation	Free translation of the original
Sales Volume and Average Price Assumptions	Valuation Report in Portuguese

Assumptions

• Does not consider, conservatively, production capacity expansion, based on the policies adopted by Triunfo as a consequence of the market economic and financial perspectives for the medium -term

• Average installed capacity utilization of 96.0%

• Domestic market: growth based on Triunfo volume assumptions obtained from Braskem

• External market: the difference between the production and sales in the domestic market, if any

Assumptions

• Domestic market: prices calculated based on the CMAI projected data by product in the international market, adjusted by the historical performance of the domestic market, taking into accounting factors such as freight, insurance, service margin among others

• External market: prices calculated based on CMAI projected data, adjusted by historical relationship between Triunfo prices in the external market and the effective prices in the international market

Notes:	(1) Weighted average price between the internal and external markets

29	Strictly Private and Confidential

Triunfo Valuation	Free translation of the original
Net Revenue, COGS and EBITDA	Valuation Report in Portuguese

Assumptions

•Ethylene and Vinyl Acetate average prices (Triunfo main raw materials), were calculated based on CMAI projected data in the international market, adjusted by the price paid by Triunfo and the effective average price in the international market

• Other production costs were projected based on Triunfo historic results

• Sales expenses calculated as a percentage of the net revenue and based on Triunfo historic results (2008)

• General and administrative expenses linked to CPI

Notes:	(1) Does not include depreciation

30	Strictly Private and Confidential

Triunfo Valuation	Free translation of the original
Free Cash Flow	Valuation Report in Portuguese

FCF Calculation (US$ million)

	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

EBIT	13.5	16.0	17.2	19.7	22.4	26.6	28.2	29.3	23.4	28.9
(-) Taxes on EBIT	(4.6)	(5.4)	(5.9)	(6.7)	(7.6)	(9.1)	(9.6)	(10.0)	(8.0)	(9.8)
NOPLAT	8.9	10.5	11.4	13.0	14.8	17.6	18.6	19.3	15.4	19.1
(+) Depreciation / Amortization	7.3	5.3	1.5	1.9	2.3	2.7	3.1	3.6	4.1	4.5
Gross Cash Flow	16.2	15.8	12.9	14.9	17.0	20.3	21.7	22.9	19.5	23.6
(-) CAPEX[1]	(4.0)	(9.0)	(3.8)	(3.9)	(4.1)	(4.2)	(4.5)	(4.7)	(4.8)	(5.0)
(-) Working Capital[2]	11.6	(6.3)	(9.6)	(2.9)	(4.3)	(4.8)	(2.9)	(0.6)	0.5	(1.1)
(=) FCL - Free Cash Flow	23.8	0.5	(0.5)	8.1	8.7	11.2	14.3	17.6	15.2	17.5

FCF Calculation (R$ million3)

	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

EBIT	31.4	34.2	37.1	44.0	51.2	62.5	67.5	71.6	58.4	73.3
(-) Taxes on EBIT	(10.7)	(11.6)	(12.6)	(15.0)	(17.4)	(21.2)	(23.0)	(24.4)	(19.8)	(24.9)
NOPLAT	20.7	22.6	24.5	29.1	33.8	41.2	44.6	47.3	38.5	48.4
(+) Depreciation / Amortization	17.1	11.3	3.2	4.2	5.2	6.3	7.5	8.8	10.1	11.5
Gross Cash Flow	37.8	33.9	27.7	33.2	39.0	47.6	52.1	56.0	48.6	59.9
(-) CAPEX[1]	(9.3)	(19.2)	(8.3)	(8.8)	(9.3)	(9.9)	(10.7)	(11.5)	(12.0)	(12.8)
(-) Working Capital[2]	27.0	(13.6)	(20.6)	(6.5)	(9.8)	(11.3)	(7.1)	(1.4)	1.4	(2.7)
(=) FCL - Free Cash Flow	55.6	1.1	(1.2)	18.0	19.9	26.3	34.3	43.1	38.0	44.4

Notes:	(1) Investments in CAPEX projected based on information obtained from Braskem to meet maintenance expenditures
(2) Consider the average turnover of the main working capital accounts for 2008
(3) Figures converted to US dollar using the average exchange rate for each year and based on DEPEC’s projection (see page 19)

31	Strictly Private and Confidential

Triunfo Valuation	Free translation of the original
WACC Valuation	Valuation Report in Portuguese

WACC Calculation

		Comments

Risk Free Rate - Rf	3.01%	Equal to the average yield of the US Treasury 10 years bond between 09/23/2008 - 03/23/2009

Adjusted Beta - ß	1.05	Betas for comparables companies were delevered, resulting in an unlevered beta of 0.82, relevered based on the target capital structure

USA - Market Risk Premium (%) - MRP	5.50%	Average annual spread between the S&P 500 and US T-Bond (last 55 years)

Brazil Risk - Z	4.45%	Equal to the average of Brazil country risk premium based on Emerging Market Bond Index between 09/23/2008 - 03/23/2009

Equity Cost = Ke	13.27%	= Risk Free Rate + (Beta x USA - Mkt Risk Premium) + Country Risk

Debt Cost in USD	14.32%	Cost based on (i) spread between similar financing operations of Braskem and Triunfo and (ii) Braskem’s weighted average cost of debt used on the WACC calculation (page 24)

Taxe Rate in Brazil	34.00%	Consider IR of 25.00% and CSLL of 9.00%

Nominal Debt Cost = Kd X (1 - T)	9.45%	= Cost of Debt Net of IR/CS

Equity Value / Firm Value = E	70.00%	Target Structure informed by Braskem

Net Value / Firm Value = D	30.00%

Nominal WACC in USD	12.12%	= (E x Ke) + (D x (Kd x (1 - T))

Source: Bloomberg as of 03/23/2009 and Ibbotson

32	Strictly Private and Confidential

Triunfo Valuation	Free translation of the original
Triunfo Enterprise Value DCF Analysis	Valuation Report in Portuguese

Sensitivity Analysis (US$ million)

Perpetuity Growth (g)		Nominal WACC in US$

		12,52%	12,32%	12,12%	11,92%	11,72%

	2,10%	113	115	117	120	123

	2,30%	114	116	119	121	124

	2,50%	115	117	120	123	125

	2,70%	116	119	121	124	127

	2,90%	117	120	122	125	128

Sensitivity Analysis (R$ million 1)

Perpetuity Growth (g)		Nominal WACC in US$

		12,52%	12,32%	12,12%	11,92%	11,72%

	2,10%	263	269	275	280	286

	2,30%	266	271	277	283	290

	2,50%	269	274	280	286	293

	2,70%	271	277	283	289	296

	2,90%	274	280	286	293	300

Note:	(1) Exchange rate of R$ 2.34 per dollar as of 12/31/2008

33	Strictly Private and Confidential

Triunfo Valuation	Free translation of the original
Triunfo Valuation DCF Analysis	Valuation Report in Portuguese

DCF Valuation Summary (US$ million)

	Min.	Average Point	Max.

Enterprise Value ¹	113.9	119.9	125.8

(-) Net Debt (12/31/2008)		18.3
Equity Value ¹	96.5	101.5	106.6
Shares Outstanding (million)	63.6	63.6	63.6

Price per Share (US$)	1.52	1.60	1.68

Sensitivity Analysis (US$ / share)

Crescimento da Perpetuidade (g)		WACC Nominal em US$

		12.52%	12.32%	12.12%	11.92%	11.72%

	2.10%	1.48	1.52	1.56	1.60	1.64

	2.30%	1.50	1.54	1.58	1.62	1.66

	2.50%	1.52	1.56	1.60	1.64	1.68

	2.70%	1.54	1.58	1.62	1.66	1.70

	2.90%	1.55	1.59	1.64	1.68	1.73

DCF Valuation Summary (R$ million 2)

	Min.	Average Point	Max.

Enterprise Value ¹	266.1	280.1	294.1

(-) Net Debt (12/31/2008)		42.8
Equity Value ¹	225.5	237.3	249.2
Shares Outstanding (million)	63.6	63.6	63.6

Price per Share (US$)	3.54	3.73	3.92

Sensitivity Analysis (R$2 / share)

Perpetuity Growth (g)		Nominal WACC in US$

		12.52%	12.32%	12.12%	11.92%	11.72%

	2.10%	3.47	3.55	3.64	3.73	3.83

	2.30%	3.51	3.59	3.69	3.78	3.88

	2.50%	3.55	3.64	3.73	3.83	3.93

	2.70%	3.59	3.68	3.78	3.88	3.98

	2.90%	3.63	3.73	3.83	3.93	4.04

Notes:	(1) Range based on a 5% above and below the valuation average point
(2) Exchange rate of R$ 2.34 per dollar as of 12/31/2008

34	Strictly Private and Confidential

Glossary	Free translation of the original
Terms Used in this Valuation Report	Valuation Report in Portuguese

Term	Definition

Beta; ß
Measures the part of the asset's statistical variance that cannot be mitigated by the diversification provided by the portfolio of many risky assets, because it is correlated with the return of the other assets that are in the portfolio. Beta can be estimated for individual companies using regression analysis against a stock market index

Bradesco	Banco Bradesco S.A.

CAPEX	Capital Expenditures

CAPM
Capital Asset Pricing Model: The model takes into account the asset's sensitivity to non-diversifiable risk (beta), as well as the expected return of the market and the expected return of a theoretical risk-free asset

CMAI	Chemical Market Associates , Inc., one of the main consulting firms specialized in the global petrochemical sector

Country Risk; Z	It is the premium required by investors for the additional risk of investing in Brazilian assets instead of investing in a risk free asset

CPI	Consumer Price Index

CSLL	Net income social contribution

DCF	Discounted Cash Flow

DEPEC Bradesco	Bradesco Economic Research Department

EBIT	Earnings Before Interest and Taxes

37	Strictly Private and Confidential

Glossary (cont.)	Free translation of the original
Terms Used in this Valuation Report	Valuation Report in Portuguese

Term	Definition

EBITDA	Earnings Before Interest, Tax, Depreciation and Amortization

EMBI	Emerging Markets Bond Index tracks total returns for traded external debt instruments in the emerging markets

Equity	Shareholders Equity

Equity Value	Equity Value

EVA	Ethyl Vinyl Acetate

FCF	Free Cash Flow

Firm Value or EV	Enterprise Value

HDPE	High Density Polyethylene

IR	Income Tax

LDPE	Low Density Polyethylene

LLDPE	Linear Low Density Polyethylene

38	Strictly Private and Confidential

Glossary (cont.)	Free translation of the original
Terms Used in this Valuation Report	Valuation Report in Portuguese

Term	Definition

MDPE	Medium Density Polyethylene

MRP	Market Risk Premium: the risk premium can be the expected rate of return above the risk-free interest rate

Net Cash	Short-Term Cash and Cash Equivalents with high liquidity

Net Debt	Debt minus current cash and cash equivalents

NOPLAT	Net Operating Profit Less Adjusted Taxes

PE	Polyethylene

PP	Polypropylene

Risk Free Rate	The interest rate that is assumed can be obtained by investing in financial instruments with no default risk. The US Treasury bills are usually used as risk free assets

S&P 500
The S&P 500 is a value weighted index published since 1957 of the prices of 500 large cap common stocks actively traded in the United States. The stocks included in the S&P 500 are those of large publicly held companies that trade on either of the two largest American stock markets, the New York Stock Exchange and NASDAQ

US$; Dollars	US Dollar

WACC	Weighted Average Cost of Capital

Yield	Financial return of a security over a certain period

39	Strictly Private and Confidential

Net Debt Calculation	Free translation of the original
As of 12/31/2008 (R$ million)	Valuation Report in Portuguese

Braskem Consolidated		Petroquímica Triunfo

Debt and Equivalents	12,070	Debt and Equivalents	78
Short Term Debt	2,146	Short Term Debt	32
Long Term Debt	9,840	Long Term Debt	30
Dividends Payable	7	Dividends Payable	9
Pension Funds	20	Pension Funds	-
Long Term Incentive	10	Long Term Incentive	-
Contingency Provision¹	18	Contingency Provision	7
PAES²	29	PAES²	-
Cash and Equivalents	3,043	Cash and Equivalents	35
Cash	2,612	Cash	2
Marketable Securities	349	Marketable Securities	7
Related Companies	46	Related Companies	-
Others³	37	Others[4]	27
Net Debt and Equivalents	9,027	Net Debt and Equivalents	43

Notes:	(1) According to the note 22 of Braskem’s financial results at 12/31/2008
(2) According to the note 18 of Braskem’s financial results at 12/31/2008
(3) Considers Braskem’s non consolidated investments in the following companies: Codeverde, Borealis, Sansuy and RPI, as of 12/31/2008
(4) At 12/31/2008, Triunfo held 1,506 thousand shares of Braskem, valuated at R$ 17.72 per share
Source: CVM, Braskem and Triunfo

41	Strictly Private and Confidential

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.